# Stars On Board Technologies, Inc.



## Annual Report

## 2021

# Annual Report 2021

Throughout this document, mentions of Stars On Board refer to Stars On Board Technologies, Inc. a Corporation formed on February 12, 2020 in the United States (the "Company"). The Company's physical address is 626 Wilshire Blvd, Suite 410, Los Angels, CA 90017, United States.

You may contact the Company by emailing hello@starsonboard.app,  This annual report is posted on the Company's website https://starsonboard.app, The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# Questions and Answers

**1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))**

Stars On Board Technologies, Inc. a Corporation formed on February 12, 2020 in the United States (the "Company"). The Company's physical address is 626 Wilshire Blvd, Suite 410, Los Angels, CA 90017, United States.

You may contact the Company by emailing hello@starsonboard.app,  This annual report is posted on the Company's website https://starsonboard.app.

**2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))**

## Ray Fares

*Board positions with Stars On Board Technologies, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| 2020 – present | Board member | CEO |

*Positions with Stars On Board Technologies, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 2020 – present | Founder and CEO | Mr. Fares is a full-time CEO since he founded the company in 2020 |

| Dates | Organization | Title, Principal Business, and Responsibilities |
|-------|--------------|--------------------------------------------------|
|       |              |                                                  |

················································································

# Youssef Harb

*Board positions with Stars On Board Technologies, Inc.*

| Dates | Position | Principal Occupation |
|-------|----------|----------------------|
| 2020- present | Board member | President |

················································································

*Positions with Stars On Board Technologies, Inc.*

| Dates | Position | Responsibilities |
|-------|----------|------------------|
| 2020- present | Co-founder | Mr. Harb, is the president of the company since he co-founded the company in 2020 |

················································································

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|-------|--------------|--------------------------------------------------|
|       |              |                                                  |
|       |              |                                                  |
|       |              |                                                  |

················································································

4

**3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))**

Ray Fares owns 24,500,000 shares of Common Stock, representing a voting power of 46.55%.

Youssef Harb owns 24,500,000 shares of Common Stock, representing a voting power of 46.55%.

**4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))**

The Company was founded to address the increasing demands for monetization in the Ads market and media industry. Stars On Board Technologies, Inc.", developed and managing "Connect App", which is an onDemand Monetization Platform for content creators and celebrities. focusing on media, entertainment and advertising, currently we onboarded +100 A List celebrities and influencers with total community of over 160M followers ready to be engaged as soon as we do the official launch soon in 2022. We did a soft launch of Connect and its being in testing phase at this stage.

**The opportunity:**
Connect App is targeting + $400B advertising market which is growing at rate of 25% annually, currently we are the only app with certain features to drive ads/monetization capabilities to content creators and celebrities of all kinds.

We are a technology startup with a very promising scalability and growth as we have already onboarded +100 A list celebrities and influencers from Middle East, Bollywood and Hollywood with over +160M followers/fans in their total community ready to be engaged with us for our official launch.
We aim to be the Netflix of Ads Monetization globally.

**5. How many employees does the Company currently have? (§ 227.201(e))**

Stars On Board Technologies currently has 3 full-time employees and 4 part-time employees.

**6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))**

1. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus

globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

2. 2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

4. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt

7. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

8. Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

9. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business. Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation.

Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

10. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. 20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACT ORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR T

**7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))**

| Class of security | Amount authorized | Amount outstanding | Voting rights | Other terms |
|---|---|---|---|---|
| Common Stock | 250,000,000 | 51,750,213 | Yes | Carries one vote pre share. |
| Class A non-voting common stock | 250,000,000 | 876,250 | No | |

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting that all investors entered into in connection with the purchase of common stock or units on Netcapital.

**8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))**

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

**9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))**

The price of the Securities was determined solely by Management which they hired a 3<sup>rd</sup> party company called Equidam based in Europe. They did company valuation based on 5 different methods to value a share and company, for more info pls visit this link: https://www.equidam.com/methodology/

We expect that any future valuation will take the same approach.

**10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))**

As a minority owner of Stars On Board Technologies, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Stars On Board Technologies, Inc., and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

**11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))**

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that

person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
| --- | --- | --- | --- |
| NA | NA | NA | NA |

**13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))**

| Date of Offering | Securities Offered | Amount Sold | Exemption | Use of Proceeds |
| --- | --- | --- | --- | --- |
| | | | | |

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

# Ongoing Reporting Requirements

Stars On Board Technologies, inc.  has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Stars On Board Technologies, inc. will file a report electronically with the SEC annually and post the report on its web site website no later than 120 days after the end of each fiscal year covered by the report.

# STARS ON BOARD TECHNOLOGIES, INC.

## FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

# TABLE OF CONTENTS

Independent Accountant's Compilation Report ..................................................................................................... 2

Balance Sheet .............................................................................................................................................................. 3

Statement of Income .................................................................................................................................................. 4

Statement of Equity .................................................................................................................................................... 5

Statement of Cash Flows ........................................................................................................................................... 6

Notes to the Financial Statements .......................................................................................................................... 7



### Belle Business Services
*Certified Public Accountants*

**INDEPENDENT ACCOUNTANT'S COMPILATION REPORT**

To the Board of Directors
Stars on Board Technologies, Inc.
Los Angeles, California

Management is responsible for the accompanying financial statement of Stars on Board Technologies, Inc., which comprise of the balance sheet as of December 31, 2021, and the related statement of income, statement of equity, and statements of cash flows for the year then ended, and the related notes to the financial statement in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statement.

*Belle Business Services, LLC*

Belle Business Services, LLC
April 26, 2022

**STARS ON BOARD TECHNOLOGIES, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2021**
**(unaudited)**

## ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 27,006 |
| Due from related party | | 123,591 |
| TOTAL CURRENT ASSETS | | 150,597 |
| **TOTAL ASSETS** | $ | 150,597 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

**CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable | $ | - |
| TOTAL CURRENT LIABILITIES | | - |
| **TOTAL LIABILITIES** | | - |

**SHAREHOLDERS' EQUITY**

| | |
|---|---:|
| Common stock, see note 3 | 78,940 |
| Additional paid-in capital | 286,424 |
| Accumulated deficit | (214,767) |
| TOTAL SHAREHOLDERS' EQUITY | 150,597 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 150,597 |

See independent accountant's compilation report and accompanying notes to financial statements.

**STARS ON BOARD TECHNOLOGIES, INC.**
**STATEMENT OF INCOME**
**DECEMBER 31, 2021**
**(unaudited)**

| | | |
|---|---|---:|
| **REVENUES** | $ | - |
| **COST OF GOODS SOLD** | | - |
| **GROSS PROFIT** | | - |
| **OPERATING EXPENSES** | | |
| Contractors | | 97,019 |
| General and administrative | | 8,330 |
| Professional fees | | 17,080 |
| Salaries and wages | | 71,319 |
| Sales and marketing | | 8,911 |
| **TOTAL OPERATING EXPENSES** | | 202,659 |
| **NET OPERATING INCOME/(LOSS)** | | (202,659) |
| **OTHER EXPENSES** | | |
| Crowdfunding fees | | (12,108) |
| **TOTAL OTHER EXPENSES** | | (12,108) |
| **NET LOSS** | $ | (214,767) |

See independent accountant's compilation report and accompanying notes to financial statements.

- 4 -

**STARS ON BOARD TECHNOLOGIES, INC.**
**STATEMENT OF EQUITY**
**DECEMBER 31, 2021**
**(unaudited)**

| | Common Stock | | Additional | Retained Earnings | |
| | Shares | Amount | Paid-In Capital | (Accumulated Deficit) | Total |
|---|---|---|---|---|---|
| **ENDING BALANCE, DECEMBER 31, 2020** | - | $          - | $          - | $          - | $          - |
| Issuance of common stock | 52,626,463 | 78,940 | 286,424 | - | $    365,364 |
| Net loss | - | - | - | (214,767) | $   (214,767) |
| **ENDING BALANCE, DECEMBER 31, 2021** | 52,626,463 | $   78,940 | $   286,424 | $   (214,767) | $    150,597 |

See independent accountant's compilation report and accompanying notes to financial statements.

**STARS ON BOARD TECHNOLOGIES, INC.**
**STATEMENT OF CASH FLOWS**
**DECEMBER 31, 2021**
**(unaudited)**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | |
|---|---:|
| Net loss | $ (214,767) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) decrease in assets: | |
| Due from related party | (123,591) |
| **CASH USED FOR OPERATING ACTIVITIES** | (338,358) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Issuance of common stock | 365,364 |
| **CASH PROVIDED BY FINANCING ACTIVITIES** | 365,364 |
| **NET INCREASE IN CASH** | 27,006 |
| **CASH AT BEGINNING OF YEAR** | - |
| **CASH AT END OF YEAR** | $ 27,006 |

**CASH PAID DURING THE YEAR FOR:**

| | |
|---|---:|
| **INTEREST** | $ - |
| **INCOME TAXES** | $ - |

See independent accountant's compilation report and accompanying notes to financial statements.

1. <u>**Summary of Significant Accounting Policies**</u>

   *The Company*
   Stars on Board Technologies, Inc. (the "Company") was incorporated in the State of Delaware on February 12, 2020. The Company was originally registered in the State of Delaware as Chatello Technologies Inc. and on December 2, 2020 changed the Company name and transferred all activity to Stars on Board Technologies. The Company specialize in social media that is provide through the "Connect" application that provides opportunities for monetization, advertising, and communication.

   *Going Concern*
   Since Inception, the Company has relied on funds from common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

   *Fiscal Year*
   The Company operates on a December 31st year-end.

   *Basis of Presentation*
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

   *Use of Estimates*
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   *Cash and Cash Equivalents*
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

   *Risks and Uncertainties*
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce.

1.      **Summary of Significant Accounting Policies (continued)**

*Risks and Uncertainties (continued)*
Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

*Accounts Receivable*
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

*Income Taxes*
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

1. **Summary of Significant Accounting Policies (continued)**

*Fair Value of Financial Instruments (continued)*
Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1        - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2        - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3        - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Concentrations of Credit Risk*
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

*Revenue Recognition*
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling marketing and individuals downloading the application. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized nil in revenue.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*New Accounting Pronouncements*
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1.  **Summary of Significant Accounting Policies (continued)**

    *New Accounting Pronouncements (continued)*
    In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

2.  **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.  **Equity**

    *Common Stock*
    Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 500,000,000 shares, at $0.0015 par value per share. As of December 31, 2021, 52,626,463 shares have been issued and none are outstanding.

4.  **Going Concern**

    These financial statements are prepared on a going concern basis. The Company registered on February 12, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5.  **Subsequent Events**

    *Managements Evaluation*
    The Company has evaluated subsequent events through April 26, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

# STARS ON BOARD TECHNOLOGIES, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS

Independent Accountant's Review Report ................................................................................................ 2

Balance Sheet ................................................................................................................................................ 3

Statement of Income .................................................................................................................................... 4

Statement of Equity ...................................................................................................................................... 5

Statement of Cash Flows ............................................................................................................................ 6

Notes to the Financial Statement .............................................................................................................. 7



**Belle Business Services**
*Certified Public Accountants*

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Stars on Board Technologies, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Stars on Board Technologies, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

*Accountant's Conclusion*
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Belle Business Services, LLC*

Belle Business Services, LLC
March 24, 2021

**STARS ON BOARD TECHNOLOGIES, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2020**
**(unaudited)**

## ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | - |
| TOTAL CURRENT ASSETS | | - |
| **TOTAL ASSETS** | $ | - |

## LIABILITIES AND SHAREHOLDERS' EQUITY

**CURRENT LIABILITIES**

| | | |
|---|---|---|
| Accounts payable | $ | - |
| TOTAL CURRENT LIABILITIES | | - |
| TOTAL LONG-TERM LIABILITIES | | - |
| **TOTAL LIABILITIES** | | - |

**SHAREHOLDERS' EQUITY**

| | | |
|---|---|---|
| Common stock, see note 3 | | - |
| Retained earnings | | - |
| TOTAL SHAREHOLDERS' EQUITY | | - |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | - |

See independent accountant's review report and accompanying notes to financial statements.

**STARS ON BOARD TECHNOLOGIES, INC.**
**STATEMENT OF INCOME**
**DECEMBER 31, 2020**
**(unaudited)**

| | |
|---|---:|
| **REVENUES** | $ - |
| **COST OF GOODS SOLD** | - |
| **GROSS PROFIT** | - |
| **OPERATING EXPENSES** | |
| General and administrative | - |
| **TOTAL OPERATING EXPENSES** | - |
| **NET OPERATING INCOME** | - |
| **TOTAL OTHER INCOME/(EXPENSES)** | - |
| **NET INCOME (LOSS)** | $ - |

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

**STARS ON BOARD TECHNOLOGIES, INC.**
**STATEMENT OF EQUITY**
**DECEMBER 31, 2020**
**(unaudited)**

| | Common Stock | | Retained Earnings | |
| --- | --- | --- | --- | --- |
| | Shares | Amount | (Accumulated Deficit) | Total |
| **BEGINNING BALANCE, FEBRUARY 12, 2020 (INCEPTION)** | - | $ - | $ - | $ - |
| Net income | - | - | - | $ - |
| **ENDING BALANCE, DECEMBER 31, 2020** | - | $ - | $ - | $ - |

**STARS ON BOARD TECHNOLOGIES, INC.**
**STATEMENT OF CASH FLOWS**
**DECEMBER 31, 2020**
**(unaudited)**

## CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---|---|
| Net income (loss) | $ | - |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Increase (decrease) in liabilities: | | |
| Accounts payable | | - |
| **CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES** | | - |
| **NET INCREASE (DECREASE) IN CASH** | | - |
| **CASH AT BEGINNING OF YEAR** | | - |
| **CASH AT END OF YEAR** | $ | - |
| **CASH PAID DURING THE YEAR FOR:** | | |
| **INTEREST** | $ | - |
| **INCOME TAXES** | $ | - |

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

*The Company*
Stars on Board Technologies, Inc. (the "Company") was incorporated in the State of Delaware on February 12, 2020. The Company was originally registered in the State of Delaware as Chatello Technologies Inc. and on December 2, 2020 changed the Company name and transferred all activity to Stars on Board Technologies. The Company specialize in social media that is provide through the "Connect" application that provides opportunities for monetization, advertising, and communication. As of December 31, 2020, the Company is not yet in operations.

*Fiscal Year*
The Company operates on a December 31st year-end.

*Basis of Presentation*
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

*Use of Estimates*
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. **Summary of Significant Accounting Policies (continued)**

*Income Taxes*
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. Additionally, the Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1              - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2              - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3              - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1.     <u>**Summary of Significant Accounting Policies (continued)**</u>

*Concentrations of Credit Risk*
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

*Revenue Recognition*
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling marketing and individuals downloading the application. The Company's payments are generally collected upfront. For year ending December 31, 2020 the Company recognized nil in revenue.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

*New Accounting Pronouncements*
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1.    **Summary of Significant Accounting Policies (continued)**

*New Accounting Pronouncements (continued)*
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.    **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.    **Equity**

*Common Stock*
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 50,000,000 shares, at $0.0015 par value per share. As of December 31, 2020, no shares have been issued and none are outstanding.

4.    **Subsequent Events**

The Company is currently in negotiations to acquire Stars On Board Inc, a related party, Canadian corporation.

In February 2021, the Company signed a contract with an app developer for a total value of $179,000. This contract includes cash payments over the term of the contract of $76,950. The additional portion of the contract will be paid in 253,125 common shares of the Company. The app is expected to go live in June 2021. At that time, the shares will be issued to the developer.

In March 2021, the Company received $25,000 from an investor, in exchange for 78,125 shares of common stock.

The Company has evaluated subsequent events through March 24, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.